Exhibit 99.1

FOR IMMEDIATE RELEASE

SCS TRANSPORTATION REACHES AGREEMENT WITH
STARBOARD VALUE AND OPPORTUNITY MASTER FUND

JEFF WARD APPOINTED TO BOARD OF DIRECTORS

KANSAS CITY, Mo., March 2, 2006 — SCS Transportation, Inc. (NASDAQ: SCST) and Starboard Value and Opportunity Master Fund Ltd. and its affiliates (“Starboard”) today announced that they have reached an agreement relating to the 2006 Annual Meeting of Stockholders of SCS Transportation.

Under the terms of the Settlement Agreement, the Company has appointed one of Starboard’s proposed candidates, Jeff Ward, a well-regarded transportation expert, as a new independent director to the Board of Directors effective immediately. Mr. Ward will join Bert Trucksess, SCS Transportation’s Chairman, President and Chief Executive Officer, and James Olson, Chairman of SCS Transportation’s Audit Committee, as candidates for election at the 2006 Annual Meeting. Starboard has withdrawn its nomination of candidates for election to the Board of Directors at the upcoming Annual Meeting and has agreed to vote its shares in favor of each of the Board’s nominees. The Annual Meeting is scheduled for April 20, 2006.

Mr. Trucksess said, “We are pleased that this matter has been resolved in a manner that serves the best interests of all SCS Transportation stockholders. Our Board of Directors and management remain focused on building upon the positive momentum of our largest subsidiary, Saia, a leading multi-region LTL carrier, while we continue to pursue profitability improvement at Jevic, a hybrid LTL and truckload carrier. Furthermore, as we announced on January 24, 2006, our board is actively working with Morgan Keegan, exploring a range of strategic alternatives to enhance stockholder value.”

Douglas Rockel, lead independent director of SCS Transportation’s Board of Directors, said, “The Board of Directors is committed to enhancing value for all SCS Transportation stockholders. We welcome the input we have received from Starboard and believe this agreement represents a positive result for our Company. We look forward to working closely with Mr. Ward and benefiting from his years of relevant industry experience to help the Company continue to enhance stockholder value.”

On behalf of Starboard, Jeffrey Smith, a Managing Director of Ramius Capital Group, said, “We are pleased to be able to work constructively with SCS Transportation with the shared goal of maximizing the value of the Company. We believe the Board is committed to exploring alternatives with Morgan Keegan and then completing whichever of the alternatives they determine will maximize stockholder value. We have worked closely with Jeff Ward in assessing the potential value of SCS Transportation and are confident that his immediate appointment to the SCS Transportation Board of Directors will serve the best interests of SCS Transportation and its stockholders.”

Jeff Ward currently serves as a Vice President at A.T. Kearney, Inc., a global management consulting firm and a leader in supply chain and transportation consulting, where he is responsible for consulting assignments with a focus on the North American freight market. Mr. Ward has been employed by A.T. Kearney since August 1991. He has led multiple engagements for clients in the North American freight market. His areas of expertise include corporate and marketing strategy, post merger integration, restructuring and privatization, network operations, mergers and acquisitions and operations effectiveness. Prior to joining A.T. Kearney, Mr. Ward served in a variety of positions at a family-owned interstate less-than-truckload (LTL) company from 1980 to 1987. Mr. Ward received a Masters of Business Administration in Finance from The Wharton School, University of Pennsylvania, a Masters in Transportation from the University of Pennsylvania, and a B.A. in History from Columbia College, Columbia University.

About SCS Transportation

SCS Transportation, Inc. provides trucking transportation and supply chain solutions to a broad base of customers across the United States. With annual revenue of $1.1 billion, the Company focuses on regional and interregional less-than-truckload (LTL), and selected truckload (TL) and time-definite services. Operating subsidiaries are Saia, a multi-region LTL carrier based in Duluth, Ga., and Jevic, a hybrid LTL and truckload carrier based in Delanco, N.J. Headquartered in Kansas City, Mo., SCST has approximately 9,600 employees nationwide.

About Starboard Value and Opportunity Master Fund Ltd.

Starboard Value and Opportunity Master Fund invests primarily in the securities of U.S. public companies that are believed to be undervalued. Starboard Value and Opportunity Master Fund Ltd. is an affiliate of Ramius Capital Group, LLC.

About Ramius Capital Group, LLC

Ramius Capital Group is a registered investment advisor that manages assets of $7.3 billion in a variety of alternative investment strategies. Ramius Capital Group is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich, and Vienna.

Forward Looking Statements

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand the future prospects of a company and make informed investment decisions. This news release contains these types of statements, which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “may,” “plan,” “predict,” “believe” and similar words or expressions are intended to identify forward-looking statements. Investors should not place undue reliance on forward-looking statements, and the Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements reflect the present expectation of future events of our management and are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, general economic conditions; the effects and outcomes of strategic evaluations; cost and availability of qualified drivers, fuel, purchased transportation, property, revenue equipment and other operating assets; governmental regulations, including but not limited to Hours of Service, engine emissions, compliance with recent legislation requiring companies to evaluate their internal control over financial reporting and Homeland Security; dependence on key employees; inclement weather; labor relations; integration risks; effectiveness of company-specific performance improvement initiatives; competitive initiatives and pricing pressures; terrorism risks; self-insurance claims, equity-based compensation and other expense volatility; the Company’s determination from time to time whether to purchase any shares under the repurchase program; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s SEC filings.

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Contacts:

For SCS Transportation:	For Starboard / Ramius:
Greg Drown, 816-714-5906 Joele Frank, Wilkinson Brimmer Katcher Matthew Sherman, 212-355-4449	MacKenzie Partners Charlie Koons, Mark Harnett, 212-929-5500 Kekst and Company Micheline Tang, Robert Siegfried, 212-521-4800